UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

968235 101

(CUSIP Number)

Dieter Esch, 1090 Primrose Place, Park City, UT 84098, (435) 615-1227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 October 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 968235 101	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON LOREX INVESTMENTS AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,482,553
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,482,553
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,482,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

  Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Dieter Esch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,482,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,482,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,482,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* I
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Peter Marty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,482,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,482,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,482,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON* I

Page 5 of 9 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed jointly by the undersigned, Dieter Esch, an individual, Lorex Investments AG, a corporation organized under the laws of Switzerland, and Peter Marty, an individual (the “Reporting Persons”), relating to shares of the Common Stock (“Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (“Issuer”). This Amendment amends the Schedule 13D, as previously amended by Amendment No. 1 and Amendment No. 2, as specifically set forth below.

Item 4.	Purpose of Transaction.

The last paragraph of Item 4 is amended and restated to read as follows:

The Reporting Persons, Brad Krassner and Krassner Family Investments Limited Partnership (together with Mr. Krassner, the “Krassner Interests”) Newcastle and the Issuer have entered into a Global Settlement Agreement dated October 18, 2010 (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, among other things, 9,405,843 shares of the Issuer’s Common Stock held pursuant to the Escrow Agreement are to be released to the Reporting Persons, with 209,030 shares to remain in escrow and subject to the Issuer’s repurchase rights regarding the Designated Matter (as defined in the Acquisition Agreement).

In connection with the execution of the Settlement Agreement, Newcastle, the Reporting Persons and the Krassner Interests entered into an Amendment (the “MSA Amendment”) to the Mutual Support Agreement dated August 25, 2008 (the “Mutual Support Agreement”).

Pursuant to the MSA Amendment, the parties agreed (i) to cause their representatives serving on the Company’s Board of Directors (the “Board”) to vote to nominate and recommend the election of (a) one individual (the “NP Independent Representative”) selected by Esch and Krassner from a list of at least four Qualifying Unaffiliated Individuals (as defined in the MSA Amendment) pre-approved by Newcastle (two of whom are required to be Enhanced QUIs (as defined in the MSA Amendment)) and (b) one individual (the “Seller Independent Representative” and together with the NP Independent Representative, the “Independent Designees”) selected by Newcastle from a list of at least four Qualifying Unaffiliated Individuals pre-approved by Esch and Krassner (two of whom are required to be Enhanced QUIs (as defined in the MSA Amendment)) and, in the event the Board will appoint directors without shareholder approval, to cause their representatives on the Board to appoint applicable Independent Designee(s) to the Board (including to fill any vacancy caused by the death, incapacity, resignation or removal of an applicable Independent Designee), (ii) to vote their shares of Common Stock to elect the Independent Designees at any meeting of the Company’s shareholders or pursuant to any action by written consent in lieu of meeting pursuant to which directors are to be elected to the Board, and (iii) to vote against and not to propose the removal of either Independent Designee unless all parties vote for such removal.

For purposes of the MSA Amendment, (A) a “Qualifying Unaffiliated Individual” means an individual that (i) meets Nasdaq’s independent director standards, (ii) is not an affiliate of the parties or the Company or a holder of 5% or more of any class of equity interests in the parties or any of their affiliates (other than the Company) and (iii) has or maintains no Economic Relationship (as defined the MSA Amendment) with any of the parties, the Company or any affiliate thereof and (B) an individual is considered to have an “Economic Relationship” with another person if such individual (or any affiliate thereof) receives (or has received in the prior five years) a material direct financial benefit from such other person (e.g., material salary or fees, material contractual payments under a commercial contract, equity or debt investment proceeds, etc.).  For purposes of the foregoing, “material” is defined to mean $5,000 or more.  In addition, (C) an “Enhanced QUI” means an individual that (i) meets the Qualifying Unaffiliated Individual standard and, in addition, (ii) is not a Close Long Time Personal Friend (as defined in the MSA Amendment) of the party pre-approving such individual; (D) a “Close Long Time Personal Friend” of a pre-approving party means an  individual who has had Meaningful Social Contact (as defined in the MSA Amendment) on at least a monthly basis for at least ten months out of every year  starting 1990 or earlier up to the present with Krassner or Esch (if Krassner and Esch are the pre-approving parties) or with Mark Schwarz, John Murray or Evan Stone (if Newcastle is the pre-approving party);  and (E) “Meaningful Social Contact” means in-person, pre-arranged (between the relevant principals and the Close Long Time Personal Friend) social contact that is one-on-one or involves a group of no more than ten (10) people and which (1) focuses principally on non-professional and non-business related topics  and (2) occurs in a non-professional setting  (e.g., residential setting, restaurant, etc.); provided that, without limitation, (a) any spontaneous contact (e.g., “running into” each other) in any location (whether or not occurring with frequency) and (b) contact occurring in larger group social setting or event not organized by a relevant principal or the Close Long Time Personal Friend or spouse of either or Close Long Time Personal Friend of both (e.g., a party at a third party’s home or club, a class,  football game, concert, etc.) are expressly excluded as “Meaningful Social Contact”.

Page 6 of 9 Pages

Pursuant to the MSA Amendment, the parties have agreed to an annual selection process with respect to the Independent Designees.  A list of pre-approved nominees meeting the applicable standards is required to be delivered to the other party (a) with respect to the 2010 annual meeting of stockholders, no later than the date that is one week from the date of execution of the MSA Amendment, (b) with respect to the 2011 annual meeting of stockholders, no later than February 15, 2011 and (c) with respect to each annual meeting of stockholders thereafter, no later than the date that is seventy-five (75) calendar days prior to the anniversary of the mailing date for the proxy statement for the prior year’s annual meeting.

In addition to the obligations set forth above, the parties also agreed under the MSA Amendment (i) to vote against and not to propose (a) any amendment to Company’s Certificate of Incorporation or By-laws or the adoption of any other corporate measure that (i) reduces or fixes the size of the Company’s Board below seven (7) directors or increases or fixes the size of the Board in excess of seven (7) directors or (b) provides that directors shall be elected other than on an annual basis and (ii) not to seek to advise, encourage or influence (or form, join or in any way participate in any “group” or act in concert with) any other person with respect to the voting of any Company voting securities inconsistent with the foregoing or the parties’ obligations with respect to removal of members of the Board.  Pursuant to the MSA Amendment, the parties also agreed that, beginning with the 2010 annual meeting of stockholders and so long as the Mutual Support Agreement remains in effect, the parties will cause their representatives on the Board to vote to maintain the size of the Board at seven (7) directors, unless otherwise agreed to by the respective Board designees of the parties.

The obligations under the MSA Amendment terminate consistent with the terms of the underlying Mutual Support Amendment; provided that if a party proposes to transfer shares of Company common stock subject to any arrangement that provides for (i) the re-possession or re-purchase of all or any portion of the transferred shares by such party at a later date, (ii) a lien on all or any portion of the transferred shares in favor of such party or (iii) such party’s continuing beneficial ownership of all or any portion of the transferred shares, the transferring party shall be in breach if it does not require, as a condition to such transfer, that effective upon such transfer the transferee(s) become bound by all obligations under the Mutual Support Agreement.

The Settlement Agreement also provides that the Issuer’s Board of Directors will consider updates and clarifications to the Issuer’s Bylaws. Mr. Esch and Mr. Krassner have been elected to the Board of Directors of the Issuer, as described in the Issuer’s Form 8-K filed March 4, 2010, and may individually or jointly consider or propose such updates or clarifications or other transactions or proposals that are believed to be beneficial to the Issuer in their capacities as directors.  Mr. Esch and Mr. Krassner may also take actions in their capacities as Control Sellers (as defined in the Acquisition Agreement described in the Reporting Persons’ original Schedule 13D filed March 5, 2009).

The descriptions above of provisions of the Settlement Agreement and MSA Amendment do not purport to be complete. The complete text of these documents appears in Exhibits to the Issuer’s Current Report on Form 8-K filed October 21, 2010.

Page 7 of 9 Pages

To the extent that the Reporting Persons and the Krassner Interests  may be deemed to comprise a ‘group’ for purposes of Schedule 13D filing requirements, they are filing separate amendments to their respective Schedules 13D pursuant to SEC Regulations Section 240.13d-1(k)(2). The Krassner Interests own beneficially 30,599,575 shares of Common Stock, representing approximately 23.6% of the issued and outstanding Common Stock of Issuer.

Neither Lorex nor Dieter Esch has any current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any material change in the Issuer’s business or corporate structure; (d) except as described above, changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (e) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (f) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (g) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

 Item 5 is amended and restated to read as follows:

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 129,440,752 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 10-Q filed on August 16, 2010.

As of the filing date of this Statement, Lorex beneficially owned 29,482,553 shares of Common Stock, representing approximately 22.8% of the issued and outstanding Common Stock of the Issuer.

Dieter Esch, as sole shareholder of Lorex, may also be deemed to beneficially own the 29,482,553 shares of Common Stock beneficially owned by Lorex.

Peter Marty, as the sole officer and director of Lorex, may also be deemed to beneficially own the 29,482,553 shares of Common Stock beneficially owned by Lorex.

The Reporting Persons and Krassner Interests together own beneficially 60,008,128 shares of Common Stock, representing approximately 46.4% of the issued and outstanding Common Stock of the Issuer.

(b) Mr. Esch and Mr. Marty share power to vote and dispose of the shares of Common Stock reported as beneficially owned by Lorex in this Statement.

(c) There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is amended and restated as follows:

The Mutual Support Agreement and MSA Amendment contain provisions relating to the composition of the Issuer’s Board of Directors, voting restrictions and tag-along rights, as discussed in further detail in Item 4. The Escrow Agreement, as amended by the Settlement Agreement, contains certain provisions related to the Issuer’s repurchase rights of Lorex’s shares of Common Stock, as discussed in further detail in item 4.

Item 7.           Materials to be Filed as Exhibits

Item 7 is amended by adding the following at the end thereof:

We hereby also incorporate by reference into this Item 7 the Global Settlement Agreement, dated as of October 18, 2010 and the Amendment to the Mutual Support Agreement dated as of October 18, 2010 filed as Exhibits to the Issuer’s Current Report on Form 8-K filed on October 21, 2010.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2010

/s/ Dieter Esch
Dieter Esch

Lorex Investments AG

By:	/s/ Peter Marty
Name:	Peter Marty
Title:	Director

/s/ Peter Marty
Peter Marty